Exhibit 2.13

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Wesdome Gold Mines Ltd. (the “Company”)
8 King Street East, Suite 1305
Toronto, Ontario M5C 1B5

ITEM 2	Date of Material Change

August 26, 2013.

ITEM 3	News Release

A news release disclosing the material change was issued on August 26, 2013 through the facilities of CNW Group.

ITEM 4	Summary of Material Change

The Company and Resolute Performance Fund (“Resolute”), a holder of 19,324,000 common shares of the Company (the “Shares”), representing approximately 18.98% of the issued and outstanding Shares, jointly announced that they had entered into an agreement (the “Agreement”) to reconstitute the board of directors of the Company (the “Board”), appoint a new President and Chief Executive Officer and appoint a new Chairman of the Board.

In light of the foregoing, Resolute’s earlier requisition of a special meeting of shareholders of the Company has been withdrawn.

As a result of the Agreement, the Board has been reconfigured such that Joseph A. Hamilton, Rowland Uloth, Rostislav C. Raykov and Barry Smith have been appointed as new directors of the Company and J.P. Chauvin, Will Bawden and Bill Stein have resigned from the Board. In addition, Donovan Pollitt has resigned as President and Chief Executive Officer, and Mr. Uloth has been appointed to hold that office. Mr. Chauvin has also resigned as Chairman of the Board, and Mr. Barry Smith has been appointed to hold that office.

ITEM 5	Full Description of Material Change

See the news release issued on August 26, 2013, a copy of which is attached as Schedule “A” to this material change report.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Rowland Uloth, President and Chief Executive Officer Phone: 416-360-3743, Fax: 416-360-7620

ITEM 9	Date of Report

This material change report is dated as of the 27th day of August, 2013.

Schedule “A”

WESDOME GOLD MINES AND RESOLUTE PERFORMANCE FUND ANNOUNCE

AGREEMENT

FOR IMMEDIATE RELEASE

Toronto, Ontario – August 26, 2013. Wesdome Gold Mines Ltd. ("Wesdome" or the "Company") (TSX: WDO) and Resolute Performance Fund ("Resolute"), the holder of 19,324,000 common shares of the Company representing approximately 18.98% of the Company's outstanding shares, announced today an agreement to reconstitute the board of directors of the Company.

As a result of the agreement between the Company and Resolute, the board of directors of the Company has today been reconfigured such that Joseph A. Hamilton, Rowland Uloth, Rostislav C. Raykov and Barry Smith have been appointed as new directors of the Company and J.P. Chauvin, Will Bawden and Bill Stein have resigned from the board. Donovan Pollitt has also resigned as President and Chief Executive Officer, and Mr. Uloth has been appointed to hold that office. Mr. Chauvin has also resigned as Chairman of the Board, and Mr. Barry Smith has been appointed to hold that office.

Mr. Uloth previously served as President of the Company from May 2007 to December 2009, and was a director from 1999 to 2009, serving as Chairman from 2006 to 2009. In 2008 and 2009, under Mr. Uloth's leadership, Wesdome enjoyed record profits, at a time when gold prices were substantially lower than current prices. Mr. Uloth said today: "I look forward to setting Wesdome on the path to superior returns on investment for all of our shareholders, and am grateful for the opportunity to serve at their behest."

Hemdat Sawh, Chairman of the Company’s Compensation Committee, said: "We are pleased to have reached this constructive resolution today and look forward to working with the new board members and with Rolly Uloth as CEO to increase value for all of Wesdome's shareholders."

Mr. Sawh continued: "I also would like to take this opportunity to thank Donovan Pollitt for his service as Chief Executive Officer of the Company, as well as J.P. Chauvin, Will Bawden and Bill Stein for their considerable dedication to the Company while serving on its board of directors. I wish to express my gratitude to each of these gentlemen for their tremendous efforts on behalf of Wesdome, and I wish them the best of luck in their future endeavours."

Tom Stanley, President and Chief Investment Officer of Resolute, said: "I would like to thank Mr. Chauvin and his colleagues for taking such a constructive approach today. As a major shareholder of Wesdome, I was pleased by the resolution of this matter in a cooperative fashion. I continue to believe in Wesdome and its substantial growth prospects, and I expect that today's agreement will allow Wesdome to move forward under Rolly Uloth's leadership to realize the full potential of the Company's exciting projects."

Resolute's earlier requisition of a special meeting of shareholders has now been withdrawn.

The full text of the agreement with Resolute will be available shortly via SEDAR at www.sedar.com.

About Wesdome Gold Mines Ltd.

Wesdome is in its 26th year of continuous mining operations in Canada. It currently has two producing gold mines in Wawa, Ontario and owns the Kiena Complex in Val d'Or, Québec. The Company has approximately 101.9 million common shares issued and outstanding which trade on the Toronto Stock Exchange under the symbol "WDO".

About Resolute Performance Fund and Resolute Funds Limited

Resolute Funds Limited, a Toronto-based investment management firm, is the investment manager of the Resolute Performance Fund, the sole fund it manages. Tom Stanley is the President and Chief Investment Officer of Resolute Funds Limited. Mr. Stanley previously managed the Resolute Growth Fund, a Canadian public mutual fund, from December 3, 1993 to June 2, 2006.

For further information, please contact:

Rowland Uloth, President and Chief Executive Officer
Wesdome Gold Mines Ltd.
8 King Street East, Suite 1305
Toronto, Ontario M5C 1B5
Toll Free: 1-866-4-WDO-TSX
Phone: 416-360-3743, Fax: 416-360-7620
Email: invest@wesdome.com, Website: www.wesdome.com

-or-

Tom Stanley
President and Chief Investment Officer, Resolute Funds Limited
Phone: (416) 350-3232
Email: fund@resolutefund.com.

Forward-Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.